PROKOM
SOFTWARE SA

04010249

FAX

04 MAR -3 AM 7:21

to: Division of Corporate Finance File No. 82-4700 — Securities and Exchange Commission, Washington, DC, USA — +1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 1 Mar 2004

pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to the article 81.1.2. of the Law of Public Trading of Securities of the date of 21st of August of 1997 (Dz. U. – 1997 Nr 118.754; Nr 141.945, Dz. U. - 1998 Nr 107.669; Nr 88.554; Dz. U. – 2000 Nr 22.270, Nr 60.703, Nr 60.702, Nr 94.1037, Nr 114.1191, Nr 112.1315).

subject: **THE AGREEMENT WITH PZU SA**

The Management Board of Prokom Software SA informs that:

on March 1st 2004 Prokom Software S.A. and CSC Polska Sp. z o.o. signed the frame agreement with Powszechny Zakład Ubezpieczeń SA (PZU) for the implementation of Integrated IT System (ZSI) at PZU Group.

The agreement defines only the conditions and rules of setting the payments connected with the ZSI development, but it does not provide the total contract value.

The execution of each stage of system development will be continued on the basis of the following executive agreements.

1 Mar, 2004 Beata Stelmach
Member of the Management Board

PROCESSED
MAR 04 2004
THOMSON
FINANCIAL

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